NEWS RELEASE 05-19	July 27, 2005

FRONTEER AND ALTIUS RECEIVE DRILL PERMITS FOR URANIUM PROJECT, LABRADOR

Fronteer (FRG-TSX/AMEX) and Altius Minerals Corp (ALS-TSX.V) have received approval from the Newfoundland and Labrador Department of Natural Resources for a 13,000 metre drill program on their Central Mineral Belt uranium project in Labrador. The drill permits are an important endorsement both for the project and the companies involved, and have been obtained after consultation with local aboriginal groups and other stakeholders.

A drill contract has been signed with Falcon Drilling, and two drill rigs are scheduled to arrive on site within the next 10 days, with drilling anticipated to commence by August 15th.

Fronteer’s President and CEO, Dr Mark O’Dea, who recently returned from a site visit, commented: “What makes this belt so promising is that you can literally stand on outcropping uranium mineralization knowing that it has never been drilled before. These aren’t buried targets with subtle geophysical signatures, they have big expressions, they outcrop and they are untested. This part of Labrador remains one of the largest district-scale uranium anomalies in North America and its underlying potential is completely untapped.”

A $5.0 million exploration program has been underway since June 15th consisting of detailed geophysical and geochemical surveys, along with geological mapping and environmental baseline studies. Fronteer is the operator and has a 52% controlling interest in the project.

This pre-drilling component of the program has refined five key project areas that include dozens of targets with outcropping uranium mineralization, many of which are associated with extensive radiometric anomalies.

According to Fronteer’s VP Exploration and COO, Dr Rick Valenta: “By any company’s standards, the geophysical signatures of some of these uranium target areas are very large. For example, the Jacques Lake target stretches for five kilometres and is up to four hundred metres wide. We have recently uncovered outcropping uranium mineralization associated with this anomaly and now have the opportunity to drill it for the first time.”

The target areas to be drill tested include: Otter Lake, Jacques Lake, Michelin, Michelin East and Melody Hill. A total of up to 9,000 metres of drilling is planned for Otter Lake, Jacques Lake, and Michelin East, which will be the first time that these project areas have ever been drill tested. In addition, a total of 3,000 metres of drilling is planned to test beneath the historic Michelin resource area, which remains open at depth. The fifth project area, Melody Lake, may also be drill tested should time and the budget allow. To view these target areas please use the following link.

http://www.fronteergroup.com/i/IR/2005ExplorationCMB.jpg

A testament to the discovery potential of the belt is its underpinning by five historic resource areas (Michelin, Rainbow, Inda, Nash, and Kitts), the first four of which form part of the Fronteer-Altius land package. Michelin is the largest of the four, and was the subject of feasibility work and exploration related underground development immediately prior to a prolonged period of depressed uranium prices that began around 1980.

In addition, Fronteer is actively drilling two advanced stage gold projects in western Turkey that are under option to Fronteer from Teck Cominco.

The Company also has four exploration crews working in Chiapas, Mexico advancing twelve, 100% Fronteer owned gold projects.

For further information on Fronteer visit www.fronteergroup.com or contact:

Dr Mark O'Dea, President & CEO

Dr Rick Valenta, VP Exploration & COO

Dan McIntyre, Corporate Communications

(PH) 604-632-4677 or 1-877-632-4677

info@fronteergroup.com

Ian Cunningham-Dunlop, P.Eng, is the Qualified Person for Fronteer on this project. Uranium resources referred to for the Michelin, Rainbow, Nash, Inda and Kitts deposits are historical in nature. They were calculated by Brinex in the 1970’s prior to the implementation of National Instrument 43-101. The historic resources include proven, probable, possible and drill indicated reserves. The estimates were based upon extensive diamond drilling, and underground sampling. Fronteer has not undertaken an independent investigation of the resource estimate or independently analyzed the results of the previous exploration work in order to verify the classification of the resources, and therefore the historical estimates should not be relied upon. Fronteer believes these historical estimates provide a conceptual indication of the potential of the property and are relevant to ongoing exploration.

This News Release includes certain "forward looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve various degrees of risk. The following are important factors that could cause Fronteer’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.